Exhibit 99.1

Condensed Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017

Revenues	4	94,273	99,994	158,452	204,383
Cost of sales
Production costs	5	(58,006)	(53,534)	(108,641)	(104,496)
Depletion and amortization	5	(17,955)	(11,799)	(32,735)	(21,376)
Earnings from mining operations		18,312	34,661	17,076	78,511

General and administrative		(2,751)	(2,590)	(7,502)	(7,760)
Share-based compensation recovery (expense)	15b	(200)	(152)	795	(3,442)
Exploration and evaluation		(690)	(484)	(1,535)	(959)
Loss on derivatives	6	(6)	(5,694)	(149)	(7,315)
Other income		328	322	659	546
Income before financing costs and income taxes		14,993	26,063	9,344	59,581

Finance expenses	7	(9,733)	(21,319)	(19,044)	(29,353)
Finance income		321	470	644	801
Foreign exchange gain (loss)		(7,670)	5,773	(15,592)	8,464
Income (loss) before income taxes		(2,089)	10,987	(24,648)	39,493

Income tax (expense) recovery	8	(2,582)	(5,740)	1,496	(17,767)
Net income (loss)		(4,671)	5,247	(23,152)	21,726

Other comprehensive income (loss):
Unrealized loss on financial assets	3b, 9	(703)	(1,164)	(1,405)	(434)
Foreign currency translation reserve		3,082	(2,865)	6,517	(3,912)
Total other comprehensive income (loss)		2,379	(4,029)	5,112	(4,346)

Total comprehensive income (loss)		(2,292)	1,218	(18,040)	17,380

Earnings (loss) per share
Basic		(0.02)	0.02	(0.10)	0.10
Diluted		(0.02)	0.02	(0.10)	0.10

Weighted average shares outstanding (thousands)
Basic		227,585	226,182	227,333	224,756
Diluted		227,585	228,931	227,333	227,542

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows

(Cdn$ in thousands

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017

Operating activities
Net income (loss) for the period		(4,671)	5,247	(23,152)	21,726
Adjustments for:
Depletion and amortization		17,955	11,799	32,735	21,376
Income tax expense (recovery)	8	2,582	5,740	(1,496)	17,767
Share-based compensation expense (recovery)	15b	231	170	(608)	3,529
Loss on derivatives	6	6	5,694	149	7,315
Finance expenses, net		9,412	20,849	18,400	28,552
Unrealized foreign exchange (gain) loss		7,729	(6,249)	16,061	(8,926)
Deferred revenue deposit	13	-	-	-	44,151
Amortization of deferred revenue	13	(1,024)	(411)	(1,872)	(730)
Deferred electricity repayments		(1,013)	(505)	(4,841)	(1,049)
Other operating activities		-	(580)	-	(552)
Net change in non-cash working capital	17	(10,858)	20,537	(3,471)	8,897
Cash provided by operating activities		20,349	62,291	31,905	142,056

Investing activities
Purchase of property, plant and equipment	11	(23,230)	(24,469)	(47,907)	(39,908)
Purchase of copper put options	6	(1,063)	(504)	(1,063)	(934)
Other investing activities		128	160	342	287
Cash used for investing activities		(24,165)	(24,813)	(48,628)	(40,555)

Financing activities
Interest paid		(14,548)	(28,295)	(14,942)	(28,906)
Proceeds from equipment loan, net	12	8,943	-	8,943	-
Repayment of capital leases and equipment loans		(2,723)	(4,475)	(5,950)	(9,037)
Proceeds on exercise of options and warrants		142	68	272	2,294
Net proceeds from issuance of senior secured notes		-	317,714	-	317,714
Repayment of senior notes		-	(264,180)	-	(264,180)
Repayment of senior secured credit facility		-	(92,463)	-	(92,463)
Settlement of copper call option		-	(15,745)	-	(15,745)
Cash used for financing activities		(8,186)	(87,376)	(11,677)	(90,323)
Effect of exchange rate changes on cash and equivalents		(548)	(2,351)	(149)	(3,163)
Increase (decrease) in cash and equivalents		(12,550)	(52,249)	(28,549)	8,015
Cash and equivalents, beginning of period		64,232	149,294	80,231	89,030
Cash and equivalents, end of period		51,682	97,045	51,682	97,045

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets

(Cdn$ in thousands)

(Unaudited)

		June 30,	December 31,
	Note	2018	2017

ASSETS
Current assets
Cash and equivalents		51,682	80,231
Accounts receivable		19,099	21,618
Other financial assets	9	2,431	2,774
Inventories	10	44,739	39,639
Prepaids		2,477	1,474
		120,428	145,736

Property, plant and equipment	11	826,297	797,265
Other financial assets	9	40,790	40,537
Goodwill		5,429	5,172
		992,944	988,710

LIABILITIES
Current liabilities
Accounts payable and other liabilities		48,310	47,382
Current income tax payable		1,625	302
Current portion of long-term debt	12	11,594	11,270
Current portion of deferred revenue	13	3,649	1,312
Interest payable on senior secured notes		1,200	1,143
		66,378	61,409

Long-term debt	12	337,260	317,948
Provision for environmental rehabilitation (“PER”)		112,066	107,874
Deferred and other tax liabilities		84,861	89,045
Deferred revenue	13	39,008	39,640
Other financial liabilities	14	3,260	5,714
		642,833	621,630

EQUITY
Share capital	15	423,351	422,091
Contributed surplus		48,336	47,478
Accumulated other comprehensive income (“AOCI”)		5,501	389
Deficit		(127,077)	(102,878)
		350,111	367,080
		992,944	988,710

Commitments and contingencies		13, 16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

(Unaudited)

		Share	Contributed
	Note	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2017		417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants		-	1,876	-	-	1,876
Share-based compensation		-	1,877	-	-	1,877
Exercise of options and warrants		3,226	(932)	-	-	2,294
Settlement of performance share units		-	(423)	-	-	(423)
Total comprehensive income (loss) for the period		-	-	(4,346)	21,726	17,380
Balance at June 30, 2017		421,201	48,145	8,011	(115,414)	361,943

Balance at January 1, 2018		422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	3	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018		422,091	47,478	389	(103,925)	366,033
Share-based compensation		-	1,846	-	-	1,846
Exercise of options and warrants		360	(88)	-	-	272
Settlement of performance share units		900	(900)	-	-	-
Total comprehensive income (loss) for the period		-	-	5,112	(23,152)	(18,040)
Balance at June 30, 2018		423,351	48,336	5,501	(127,077)	350,111

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2018 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as disclosed in Note 3. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Audit Committee August 7, 2018.

(b)	Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2017, except for new judgments in the determination of the financing component with respect to the silver purchase and sale agreement presented as deferred revenue (Note 3) and in the determination of the amount of insurance recoverable (Note 5).

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company has applied the following revised or new IFRS that were issued and effective January 1, 2018:

(a)	IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 effective January 1, 2018 using the cumulative effect method. Accordingly, the comparative information presented for 2017 has not been restated and is accounted for under under IAS 18 Revenue.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services and the Company has satisfied its performance obligation. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate sales contracts, the final sales amount is based on final assay results and quoted market prices which may be in a period subsequent to the date of sale. Revenues for these sales, net of treatment and refining charges are recorded when the customer obtains control of the concentrate, based on an estimate of metal contained using initial assay results and forward market prices for the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to four months. This settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

There have been no significant changes in the accounting for copper and molybdenum concentrate revenue as a result of the transition to IFRS 15.

Deferred revenue

Deferred revenue arose from an up-front payment received by the Company in consideration for future commitments as specified in its silver streaming arrangement. Revenue from the streaming arrangement is recognized when the customer obtains control of the silver metal and the Company has satisfied its performance obligations.

The Company identified a significant financing component related to its streaming arrangement resulting from a difference in the timing of the up-front consideration received and the expected future deliveries of metal. Interest expense on deferred revenue is recognized as a finance expense. The interest rate is determined based on the rate implicit in the streaming agreement at the date of inception. The deferred revenue continues to be amortized and recognized in revenue on a per unit basis using the number of silver ounces expected to be delivered over the life of the Gibraltar Mine. However on transition to IFRS 15, the revenue per silver ounce has changed due to the recognition of the financing component of the deferred revenue. The transitional adjustment for the recognition of the financing component is disclosed in Note 13.

The initial consideration received from the streaming arrangement is considered variable, subject to changes in the total silver ounces to be delivered. Changes to variable consideration will be reflected in revenue in the consolidated statement of income (loss) in the period the change is identified.

The following table summarizes the impact of transition to IFRS 15 on deficit at January 1, 2018:

Deficit, as at December 31, 2017	(102,878)
Deferred revenue adjustment, net of tax (Note 13)	(1,047)
Deficit after adoption of IFRS 15, as at January 1, 2018	(103,925)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim balance sheet as at June 30, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15

Current portion of deferred revenue	3,649	2,337	1,312
Deferred tax liability	84,861	(584)	85,445
Deferred revenue	39,008	(174)	39,182
Deficit	(127,077)	(1,579)	(125,498)

The following table summarizes the impact of adopting IFRS 15 on the Company’s condensed consolidated interim statement of comprehensive income (loss) for the six months ended June 30, 2018:

	As reported	Adjustments	Amounts without Adoption of IFRS 15
Revenue	158,452	1,413	157,039
Finance expenses	(19,044)	(2,142)	(16,902)
Income tax recovery	596	197	399
Net loss	(23,152)	(532)	(22,620)
Total comprehensive loss	(18,040)	(532)	(17,508)

(b)	IFRS 9, Financial Instruments

The Company adopted IFRS 9 effective January 1, 2018. There have been no changes to the carrying value of any of the Company’s assets or liabilities as a result of this new accounting standard. The Company has taken an exemption not to restate comparative information for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, the comparative information for 2017 is presented under IAS 39.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI); or Fair Value from Profit or Loss (FVPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset as FVPL if doing so significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets.

i)	Financial assets at FVPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

ii)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method, and reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

iii)

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at January 1, 2018:

	Footnote	Original Classification under IAS 39	New Classification under IFRS 9
Financial assets
Cash and cash equivalents		Loans and receivables	Amortized cost
Accounts receivables		Loans and receivables	Amortized cost
Settlement receivables		Fair value – non-hedge derivative instrument	FVPL
Copper put option contracts		Fair value – non-hedge derivative instrument	FVPL
Marketable securities	(1)	Available-for-sale	FVOCI
Investment in subscription receipts	(1)	Available-for-sale	FVOCI
Reclamation deposits	(1)	Available-for-sale	FVOCI
Restricted cash		Loans and receivables	Amortized cost

(1)

These equity related securities represent investments that the Company intends to hold for the long-term. As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI.

(c)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A company can choose to apply IFRS 16 before that date

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

but only if it also applies IFRS 15 Revenue from Contracts with Customers. Upon adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases on the Consolidated Balance Sheet at January 1, 2019. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet quantified the impact of this standard on its consolidated financial statements.

4.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Copper contained in concentrate	95,685	101,603	161,828	205,105
Molybdenum concentrate	4,834	6,468	9,848	12,935
Silver (Notes 3 and 13)	1,229	417	2,169	1,026
Price adjustments on settlement receivables	(803)	1,087	(4,108)	4,952
Total gross revenue	100,945	109,575	169,737	224,018
Less: Treatment and refining costs	(6,672)	(9,581)	(11,285)	(19,635)
Revenue	94,273	99,994	158,452	204,383

5.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Site operating costs	57,671	43,044	106,548	90,194
Transportation costs	4,529	5,492	7,358	10,709
Insurance recoverable	-	-	(4,000)	-
Changes in inventories of finished goods	813	(23)	(154)	(256)
Changes in inventories of ore stockpiles	(5,007)	5,021	(1,111)	3,849
Production costs	58,006	53,534	108,641	104,496
Depletion and amortization	17,955	11,799	32,735	21,376
Cost of sales	75,961	65,333	141,376	125,872

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4,000 to $10,000 (75% basis). In the six month period ended June 30, 2018, the Company has recorded an insurance recoverable of $4,000.

6.	DERIVATIVE INSTRUMENTS

In the second quarter of 2018, the Company purchased copper put option contracts for 30 million pounds of copper for a total cost of $1,063. Details of the copper put options outstanding at June 30, 2018 are summarized in the following table:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

	Notional amount	Strike price	Maturity date	Fair value asset
Copper put option contracts	15 million lbs	US$2.80 per lb	Q3 2018	251
Copper put option contracts	15 million lbs	US$2.80 per lb	Q4 2018	993
				1,244

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Realized loss on copper put options	993	430	2,301	585
Unrealized (gain) loss on copper put options	(987)	373	(2,152)	425
Change in fair value of copper call option	-	4,891	-	6,305
	6	5,694	149	7,315

The copper call option was repurchased in June 2017 and is no longer outstanding.

7.	FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Interest expense	7,889	7,628	15,699	15,114
Finance expense – deferred revenue (Notes 3 and 13)	1,241	-	2,142	-
Accretion on PER	603	589	1,203	1,137
Loss on settlement of long-term debt	-	13,102	-	13,102
	9,733	21,319	19,044	29,353

8.	INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Current expense	490	328	490	976
Deferred expense (recovery)	2,092	5,412	(1,986)	16,791
	2,582	5,740	(1,496)	17,767

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

9.	OTHER FINANCIAL ASSETS

	June 30, 2018	December 31, 2017
Current:
Marketable securities	1,187	2,444
Copper put option contracts (Note 6)	1,244	330
	2,431	2,774
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	30,890	30,637
Restricted cash	7,500	7,500
	40,790	40,537

10.	INVENTORIES

	June 30, 2018	December 31, 2017
Ore stockpiles	12,201	9,332
Copper contained in concentrate	5,728	5,933
Molybdenum concentrate	576	217
Materials and supplies	26,234	24,157
	44,739	39,639

11.	PROPERTY, PLANT & EQUIPMENT

During the three month period ended June 30, 2018, the Company capitalized stripping costs of $7,662 and incurred other capital expenditures for Gibraltar of $3,921. In addition, the Company capitalized development costs of $11,309 for the Florence Copper project and $190 for the Aley Niobium project. Additions to property, plant and equipment also include $610 of non-cash depreciation on mining assets related to capitalized stripping.

During the six month period ended June 30, 2018, the Company capitalized stripping costs of $22,337 and incurred other capital expenditures for Gibraltar of $5,225. In addition, the Company capitalized development costs of $26,746 for the Florence Copper project and $500 for the Aley Niobium project. Additions to property, plant and equipment also include $1,826 of non-cash depreciation on mining assets related to capitalized stripping.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

12.	DEBT

	June 30, 2018		December 31, 2017

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	8,238	8,105	9,651	9,697
Secured equipment loans	3,356	3,306	1,619	1,602
	11,594	11,411	11,270	11,299
Long-term:
Senior secured notes	318,721	342,641	302,085	322,306
Capital leases	10,516	10,345	14,110	14,178
Secured equipment loans	8,023	7,978	1,753	1,727
	337,260	360,964	317,948	338,211

In June 2018, the Company entered into a new equipment loan for $9,000. The equipment loan is repayable in monthly installments and bears a fixed interest rate of 5.46% and has a maturity date of 2022. The equipment loan is secured by equipment with a carrying value of $15,757.

13.	DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes changes in deferred revenue including the change on adoption of IFRS 15:

Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(1,323)
Balance at December 31, 2017	40,952
Transitional adjustment for IFRS 15 (Note 3)	1,435
Finance expense (Note 3,7)	2,142
Amortization of deferred revenue	(1,872)
Balance at June 30, 2018	42,657

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	June 30, 2018	December 31, 2017
Current	3,649	1,312
Non-current	39,008	39,640
	42,657	40,952

14.	OTHER FINANCIAL LIABILITIES

	June 30, 2018	December 31, 2017
Long-term:
Deferred share units (Note 15b)	3,260	5,714

15.	EQUITY

(a)	Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2018	227,000
Settlement of performance share units	1,024
Exercise of share options	292
Common shares outstanding at June 30, 2018	228,316

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(b)	Share-Based Compensation

	Options (thousands)	Average price
Outstanding at January 1, 2018	9,281	1.40
Granted	1,695	2.86
Exercised	(292)	0.93
Cancelled/forfeited	(74)	2.32
Outstanding at June 30, 2018	10,610	1.64
Exercisable at June 30, 2018	9,000	1.52

During the six month period ended June 30, 2018, the Company granted 1,694,500 (2017 – 1,910,500) share options to directors, executives and employees, exercisable at an average exercise price of $2.86 per common share over a three to five year period. The total fair value of options granted was $2,474 (2017 – $1,165) based on a weighted average grant-date fair value of $1.46 (2017 – $0.61) per option.

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Six months ended June 30, 2018
Expected term (years)	4.4
Forfeiture rate	0%
Volatility	63%
Dividend yield	0%
Risk-free interest rate	1.8%
Weighted-average fair value per option	$1.46

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
	(thousands)	(thousands)
Outstanding at January 1, 2018	1,943	1,219
Granted	385	400
Settled	-	(409)
Outstanding at June 30, 2018	2,328	1,210

During the six month periods ended June 30, 2018, 385,000 DSUs were issued to directors (2017 - 620,000) and 400,000 PSUs to senior executives (2017 – 400,000). The fair value of DSUs and PSUs granted was $2,982 (2017 - $1,301), with a weighted average fair value at the grant date of $2.86 per unit for the DSUs (2017 - $1.27 per unit) and $4.70 per unit for the PSUs (2017 - $2.33 per unit).

For the three and six month period ended June 30, 2018, the Company recognized total share-based compensation expense of $231 and a recovery of $608 respectively (2017: $170 and $3,529 expense).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(c)	Share Purchase Warrants

At June 30, 2018, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020. These warrants were issued in connection with the silver stream purchase and sale agreement (Note 13).

16.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As at June 30, 2018, the Company had commitments to incur capital expenditures of $2,271 (2017: $nil) for the Florence Copper project and $1,222 (2017: $12,000) for the Gibraltar joint venture, of which the Company’s share is $916. The Company is a party to certain contracts relating to operating leases and service and supply agreements. Future minimum payments under these agreements as at June 30, 2018 are presented in the following table:

Remainder of 2018	3,802
2019	3,399
2020	1,816
2021	423
2022	246
2023 and thereafter	-
Total operating commitments	9,686

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $10,045 as at June 30, 2018.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Change in non-cash working capital items
Accounts receivable	(3,840)	14,392	2,519	483
Inventories	(4,848)	4,428	(3,342)	3,823
Prepaids	(1,586)	(1,431)	(1,005)	(983)
Accounts payable and accrued liabilities	375	4,228	(500)	6,668
Interest payable	(142)	(5)	24	(19)
Income tax payable	(817)	(1,075)	(1,167)	(1,075)
	(10,858)	20,537	(3,471)	8,897
Non-cash financing activities
Share purchase warrants issued (Note 13)	-	-	-	1,876
Assets acquired under capital lease	-	880	-	1,042
Share purchase warrants exercised	-	-	-	(830)
	-	880	-	2,088

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

18.	RELATED PARTIES

Related Party Transactions

	Transaction value for the three months ended June 30,		Transaction value for the six months ended June 30
	2018	2017	2018	2017
Hunter Dickinson Services Inc.:
General and administrative expenses	367	369	706	723
Exploration and evaluation expenses	11	35	24	73
	378	404	730	796
Gibraltar joint venture:
Management fee income	290	291	582	584
Reimbursable compensation expenses and third party costs	12	12	46	39
	302	303	628	623

	Balance due (to) from as at June 30,
	2018	2017
Hunter Dickinson Services Inc.	(81)	(87)
Gibraltar Joint Venture	207	207

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended June 30, 2018, the Company incurred total costs of $378 (Q2 2017: $404) in transactions with HDSI. Of these, $153 (Q2 2017: $178) related to administrative, legal, exploration and tax services, $155 related to reimbursements of office rent costs (Q2 2017: $156), and $70 (Q2 2017: $70) related to director fees for two Taseko directors who are also principals of HDSI.

For the six month period ended June 30, 2018, the Company incurred total costs of $730 (2017: $796) in transactions with HDSI. Of these, $280 (2017: $344) related to administrative, legal, exploration and tax services, $310 related to reimbursements of office rent costs (2017: $312), and $140 (2017: $140) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

19.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2018
Financial assets designated as FVPL
Copper put option contracts	-	1,244	-	1,244
Financial assets irrevocably designated as FVOCI
Marketable securities	1,187	-	-	1,187
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,890	-	-	30,890
	32,077	1,244	2,400	35,721
December 31, 2017
Financial assets designated as FVPL
Copper put option contracts	-	331	-	331
Financial assets irrevocably designated as FVOCI
Marketable securities	2,444	-	-	2,444
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	30,638	-	-	30,638
	33,082	331	2,400	35,813

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2018.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.46% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At June 30, 2018 the estimated fair value of the investment has been based on the market capitalization of comparable public companies.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30, 2018
Copper increase/decrease by US$0.31/lb.[1]	4,624

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At June 30, 2018, 11 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2018 of CAD/USD 1.3168 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.